Exhibit 99.1

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, October 6, 2020

Mr.

Joaquín Cortez Huerta

Superintendent

Financial Market Commission

1449 Av. Libertador Bernardo O´Higgins

Present

Re: Material fact report

Dear Mr. Superintendent:

In accordance with the provisions of Article 9 and 10 of the Securities Market Law and General Rule No. 30, duly authorized, I hereby inform as a Material Fact of LATAM Airlines Group S.A. (“LATAM” or the “Society”), Securities Registration No. 306, the following:

LATAM informs that on this date the Board of Directors, in use of the power contained in article 32 of Law No. 18,046 on Corporate Law, appointed Mr. Alexander Wilcox as board member in the vacant position left by the resignation of Mr. Giles Agutter on September 7, 2020, position that remained vacant until today.

Notwithstanding the above, and as previously informed on the date of Mr. Agutter’s resignation, at the next Ordinary Shareholders' Meeting of LATAM, the whole Board of Directors will have to be elected and renewed.

Sincerely,

Juan Carlos Menció

Vice President of Legal Affairs

LATAM Airlines Group S.A.